UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated July 9, 2019, titled “ABB to exit solar inverter business”.

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ZURICH, SWITZERLAND, JULY 9, 2019

ABB to exit solar inverter business

ABB and the Italian company FIMER S.p.A announced today that they have signed an agreement for FIMER to acquire ABB’s solar inverter business. The transaction will enhance the future prospects of the solar inverter business and will enable ABB to focus its business portfolio on other growth markets.

ABB’s solar inverter business has approximately 800 employees in more than 30 countries, with manufacturing and R&D sites located in Italy, India and Finland. It includes the solar inverter business from Power-One which was acquired by ABB’s Discrete Automation and Motion division in 2013. The business offers a comprehensive portfolio of products, systems, and services for different types of solar installations. It is currently within ABB’s Electrification business and achieved revenues of approximately $290 million in 2018.

Both companies will ensure a smooth transition for customers and employees. FIMER will honor all existing warranties and ABB will compensate FIMER for taking the business and its liabilities over.

As a result, ABB expects to take an after-tax non-operational charge of approximately $430 million in the second quarter of 2019 with the half-year results of 2019 being impacted accordingly. Around 75 percent of this charge is represented by cash outflows ABB will pay to FIMER from the deal closing date through 2025. In addition, ABB expects up to $40 million of carve-out related separation costs starting in the second half of 2019.

After closing of the transaction, ABB expects the operational EBITA margin for the Electrification business to be impacted positively by slightly more than 50 basis points, supporting the business’ progress towards its target margin corridor of 15-19 percent.

Completion is expected in the first quarter of 2020 and will be subject to certain conditions, including the completion of the carve-out and prior consultation with employee representative bodies.

Tarak Mehta, President of ABB's Electrification business: “The divestment is in line with our strategy of ongoing systematic portfolio management to strengthen competitiveness, focus on quality of revenue and higher growth segments. Solar is a well-established and key focus for FIMER and as such we believe them to be a very good owner for ABB’s solar inverter business. The combination of the portfolios under FIMER will support further sales growth. Through our intelligent low- and medium-voltage offering, ABB will continue to integrate solar power into a range of smart solutions including smart buildings, energy storage and electric vehicle charging.”

Filippo Carzaniga, Chief Executive Officer of FIMER: “We are glad to announce this further step in our development as FIMER’s focus on the solar business will be greatly enhanced by this integration. Our commitment to positively influencing the energy market will be realized through the development of new product platforms and innovative digital technologies. We will continue the excellent job carried out by ABB in recent years, combining precious resources, knowledge and expertise in Italy and worldwide. With a strengthened portfolio, we are better placed to shape the future of this increasingly strategic business.”

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ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader with a comprehensive offering for digital industries. With a history of innovation spanning more than 130 years, ABB is today a leader in digital industries with four customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by its common ABB Ability™ digital platform. ABB’s market leading Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 147,000 employees. www.abb.com

FIMER Founded in 1942 and active in inverter technology since 1983, FIMER is the world`s eighth largest inverter manufacturer. Its main business is the production of inverters for photovoltaic plants, welding and charging stations for electric vehicles at its operational and integrated plant in Vimercate, Italy. FIMER has built its competitive advantage on continuous innovation and high quality, both in terms of product and customer service. www.fimer.com

This is information that ABB Ltd is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons set out below, at 7am CEST, on July 9, 2019.

Important notice about forward-looking information

This press release contains forward-looking statements relating to the sale of ABB’s solar inverter business. Such forward-looking statements can be identified by words such as plans, intends, expects, and other similar terms. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the sale will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the sale will be realized. Forward-looking statements in the press release should be evaluated together with the many uncertainties that affect ABB's business, particularly those identified in the cautionary factors discussion in ABB's Annual Report on Form 20-F for the year ended December 31, 2018. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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For more information, please contact:
Media Relations Daniel Smith Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Jessica Mitchell Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB TO EXIT SOLAR INVERTER BUSINESS	2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: July 9, 2019.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: July 9, 2019.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance